ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 5

INSURED		BOND NUMBER

AdvisorShares Trust		09985111B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

September 2, 2011 to September 2, 2012

In consideration of the premium charged for this policy, it is hereby understood and agreed that Item 1 of the Declarations, Named Insured Company, shall include the following as of the effective date indicated:

FUND NAME	EFFECTIVE DATE
TrimTabs Float Shrink ETF, a series of: AdvisorShares Trust	October 4, 2011
Rockledge SectorSAM ETF, a series of: AdvisorShares Trust	January 11, 2012

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 6

INSURED		BOND NUMBER

AdvisorShares Trust		09985111B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 1, 2011	September 2, 2011 to September 2, 2012

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

  Mars Hill Global Relative Value ETF, a series of:

AdvisorShares Trust

is changed to:

  Accuvest Global Long Short ETF, a series of:

AdvisorShares Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.